Exhibit 17.1
VIA FEDERAL EXPRESS AND EMAIL
May 15, 2008

Dr. Patrick Barker
Executive Chairman
Orion Ethanol Inc.
307 S Main Street
Pratt, KS 67124

Re: 8-K Filing - Larry Goldman Resignation from the Board of Directors

Dear Dr. Barker:

As mentioned in my email to you dated May 9, 2008, I stated that I disagreed with the statement made in the 8-K that was filed by the company on May 1, 2008, regarding my resignation from Orion Ethanol’s board. That 8-K filing stated that my resignation was not a result of any disagreement with the Company regarding the transaction with Mr. Nash or any matter relating to the Company’s operations or policies and procedures with management. The reasons that I set forth to the company for my resignation were of the type requiring disclosure under Item 5.02(a) of S.E.C. Form 8-K, therefore the statement made by the Company in the 8-K filing referred to above was incorrect. The company is obligated to give a brief description of the circumstances surrounding my resignation, which language the company should include in its upcoming amended Form 8-K disclosure.

I resigned after serving for approximately 6 months as a board member and chair of the audit committee. As a Director I felt that my duty was to protect the interests of all the shareholders and creditors of Orion Ethanol. This duty survives my resignation and I must reply to Orion’s statements made in the 8-K concerning my resignation. The primary reason for my resignation was that the process that is suppose to be given to Directors in order for that protection of interests to take place was not adhered to, regarding the recent sale of the Gateway units. Moreover, I felt that management failed to inform the Board in a timely manner, regarding its plan of action to make the most recent required capital call into Gateway, which was needed to start-up the Plant’s operations again. I decided to resign my position as a member of the Board, effective April 25, 2008.

Very truly yours, /s/ Larry Goldman Larry Goldman